Exhibit 21.1

Corsair Gaming, Inc. Subsidiaries of the Registrant
Subsidiary (as of December 31, 2023)	State or Jurisdiction of Incorporation or Organization
Corsair Memory, Inc.	Delaware, United States
Corsair Canada Limited	Canada
Elgato iDisplay Holding Ltd.	Cayman Islands
Corsair (Shenzhen) Trading Company Ltd.	China
Corsair Gaming S.A.S	France
Corsair GmbH	Germany
Corsair Holdings (Hong Kong) Limited	Hong Kong
Elgato iDisplay Limited (Hong Kong)	Hong Kong
Corsair Japan GK	Japan
Corsair Memory B.V.	Netherlands
Corsair Singapore Pte. Ltd.	Singapore
Corsair Engineering d.o.o.	Slovenia
Corsair Memory Co., Ltd	Taiwan
Elgato iDisplay Ltd. Taiwan Branch	Taiwan
Corsair Components Limited	United Kingdom
Corsair International Holdings Company Limited	United Kingdom
Ironburg Inventions Limited	United Kingdom
Scuf Gaming Europe Limited	United Kingdom
BoxFX Ltd	United Kingdom
Corsair Design System Company Limited	Vietnam